SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 29, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina – September 29, 2023 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), informs that between September 17 and 25, 2023, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of  64,162 ordinary shares of the Company will be registered, with a face value of ARS 1. As a result of the exercise, USD 32,311.98 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 593,389,883 to 593,454,045, and the number of outstanding warrants decreased from 88,293,771 to 88,236,618.

Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated February 12, 2021, and complementary notices regarding the offer made by the Company of 90,000,000 ordinary book-entry shares and 90,000,000 options to subscribe ordinary shares (warrants).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 29, 2023